GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1003, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604) 681-9588

Facsimile:  (604) 681-4760

Email:  gtuskey@telus.net

November 30, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.   20549

Dear Sir/Madam:

Re:  Eurasia Energy Limited

       - Amendment No. 4 to Form S-4 Registration Statement

       - Filed November 13, 2007

       - File No. 333-144769

On behalf of Eurasia Energy Limited (the "Registrant"), I hereby withdraw the Registrant’s Form S-4 Registration Statement Amendment No. 4 (file no. 333-144769) which was inadvertently classified and filed on November 13, 2007 as a “S-4/A” instead of a “POS AM”.  We have rectified this error and will be re-filing the registration statement amendment under the proper classification of a “POS AM”.

Please contact Gerald R. Tuskey at (604) 681-9588 or fax him at (604) 681-4760 with any questions or comments you may have.  Thank you for your assistance.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey